Exhibit 4.3

Form of Terms and Conditions of the Convertible Promissory Notes

1	Terms and Conditions of the Notes

1.1	Background and Reasons for Issuing the Notes

The Annual General Meeting of Shareholders of Biotie Therapies Corp. (the “Company”) held on [    ] May 2015 authorized the Board of Directors of the Company to resolve upon the issuance of at most [    ] option rights and other rights entitling to shares referred to in Chapter 10, Section 1 of the Finnish Companies Act (624/2006, as amended; the “Finnish Companies Act”). The Board of Directors of the Company has on [    ] May 2015 resolved pursuant to the authorization upon the issuance of convertible promissory notes (the “Notes”) that entitle to subscription of new ordinary shares of the Company (the “New Shares”) on the terms and conditions set out herein (the “Terms and Conditions”).

The issuance of the Notes is made pursuant to a subscription agreement dated [    ] April 2015 between the Company and certain investors (such investors hereinafter the “Investors” and such agreement the “Subscription Agreement”), under which the Investors have, subject to certain terms and conditions, undertaken to subscribe for the Notes and have in connection therewith been offered the right to subscribe for warrants entitling to new shares in the Company (the “Transaction”).

The Notes are offered in derogation from the pre-emptive subscription right of the shareholders of the Company for subscription by the Investors in quantities specified in the Subscription Agreement. The issuance of the Notes, including the New Shares upon conversion of the Notes, forms an integral part of the overall terms and conditions for the Transaction, and the Board of Directors of the Company has concluded that there are weighty financial reasons for the Company to issue the Notes, including the New Shares upon conversion of the Notes.

1.2	Principal Amount and Denomination

The aggregate principal amount of the Notes is twenty-seven million five hundred thousand euros and ten cents (EUR 27,500,000.10).

The principal amount of each Note is EUR 0.15, and consequently the total number of Notes is 183,333,334. The Notes will be offered for subscription in a minimum amount of four hundred fifty thousand euros (EUR 450,000).

1.3	Subscription of Notes

The Notes shall be subscribed for and the principal amount thereof paid for by the Investors and the Notes issued by the Company to the Investors (the “Noteholders”) at the completion of the Transaction as further set out in the Subscription Agreement.

The Company shall maintain a register of the Noteholders and the number of Notes they hold and, upon request of any Investor, shall without undue delay provide written confirmation of the number of Notes then held by such Investor, the Outstanding Amount (as defined below) with respect thereto and the number of New Shares issuable upon conversion thereof.

If the Automatic Conversion (as defined below) has not taken place on or prior to 1 September 2015, the Company will issue physical certificates for the Notes subscribed for

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by each of the Noteholders. The Notes may also at the discretion of the Company be registered in dematerialised form in the Finnish book-entry securities system held by Euroclear Finland Ltd or its successor in accordance with the Finnish Book-Entry System Act (749/2012, as amended) and regulations of Euroclear Finland Ltd. Each Noteholder consents to the Company having a right to obtain information on the Noteholders, their contact details and their holdings of the Notes registered in the Finnish book-entry securities system, such as information recorded in the lists referred to in paragraphs 2 and 3 of Section 3 of Chapter 6 of the Finnish Book-Entry System Act kept by the Euroclear Finland Ltd in respect of the Notes and the Euroclear Finland Ltd shall be entitled to provide such information upon request.

The Notes will not be listed by the Company on a regulated market or other trading platform.

1.4	Issue Price

The issue price of the Notes is 100 per cent.

1.5	Interest

The Notes do not carry any interest unless an Event of Default has occurred and has remained in continuance for ten (10) Business Days, whereupon the Notes shall accrue interest at a rate of eight (8) per cent per annum thereafter during the continuance of such Event of Default, which shall be payable monthly in arrears. Payment or acceptance of this accrued interest shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights of the Noteholders.

1.6	Status and Subordination

The Notes constitute direct, unsecured and unguaranteed obligations of the Company ranking pari passu among each other and with all other unsecured and unsubordinated indebtedness of the Company, save for such obligations as may be preferred by mandatory provisions of applicable law.

1.7	Transfer of Notes

The Notes may not be transferred or pledged other than:

(a)	to a Noteholder, an affiliate of a Noteholder, or to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by the Noteholder in a transaction not involving a disposition for value or to any investment fund or other entity controlled or managed by the Noteholder or under common control with the Noteholder, or if the Noteholder is an investment company registered under the U.S. Investment Company Act of 1940, as amended (a “Mutual Fund”), pursuant to a merger or reorganization with or into another Mutual Fund that shares the same investment adviser registered pursuant to the requirements of the Investment Advisers Act of 1940, as amended, or to any partner, member or shareholder or former partner, member or shareholder of the Noteholder, or

(b)	to a third party which would be holding, as the result of the transfer, no less than 5,000,000 (five million) Notes, or if less, all of the Notes held by the transferor.

provided that in each case such transfer of Notes is made in compliance with the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and in connection therewith the Company may require that the transferring Noteholder deliver to the Company an opinion of counsel in a form reasonably satisfactory to the Company to the effect that

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registration under the U.S. Securities Act is not required in connection with any such transfer.

The holder of the Note to be transferred or pledged must, prior to transfer of pledge of the Note, deliver to the Company a (a) duly executed Note Assignment in the form of Exhibit (B) and (b) an Accredited Investor Certification certifying the “accredited investor” status of the transferee or pledgee under the U.S. Securities Act in the form set out in Exhibit (A); and upon receipt of such duly executed Note Assignment and Accredited Investor Certification, provided that the conditions set forth in this Clause 1.7 are satisfied, the Company shall register appropriate changes to the register of the Noteholders held by the Company or Euroclear Finland Ltd, as the case may be, to reflect such assignment or pledge.

The Noteholders shall pay any transfer tax imposed in connection with such transfer (if any). Any attempted transfer or pledge of the Notes in contravention to these Terms and Conditions shall be null and void.

1.8	Repayment

The Company shall repay the full amount outstanding under the Notes (the “Outstanding Amount”) upon a written demand (the “Repayment Demand”) made at any time on or after 1 May 2035 by Noteholders holding in excess of 50 per cent of the Outstanding Amount (“Requisite Noteholders”).

The repayment of the Outstanding Amount pursuant to the Repayment Demand shall be made within ten (10) days on which banks are generally open for normal banking business both in Helsinki, Finland and in New York City, New York, United States (each a “Business Day”) to bank accounts designated by the Noteholders.

The Company may in its sole discretion repay the Outstanding Amount at any time on or after 1 May 2035, provided that the Company has given written notice thereof to the Noteholders at least five (5) Business Days prior to the date on which such repayment is made.

1.9	Events of Default

If an Event of Default (as defined below) occurs, the Requisite Noteholders may by a written notice to the Company made in accordance with Clause 3.4 declare the Outstanding Amount to be immediately, or at such later date as the Requisite Noteholders determine, due and payable. The Company shall notify the Noteholders of any Event of Default (and the steps, if any, taken to remedy such Event of Default) in accordance with Clause 3.4 promptly upon becoming aware of its occurrence.

Each of the following events shall constitute an Event of Default:

(a)	Payment Default: The Company fails to make any payment required to be made under these Terms and Conditions.

(b)	Breach of the Terms and Conditions: The Company does not perform or comply with any one or more of its other obligations in respect of these Terms and Conditions (other than the obligations referred to in Clause 1.9 (a)) which default is incapable of remedy or, if capable of remedy, is not remedied within 30 days after notice to the Company from the Requisite Noteholders made in accordance with Clause 3.4.

(c)	Cross-Defaults: The occurrence of any of the following:

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(i)	any present or future Indebtedness (as defined below) (other than the Indebtedness evidenced by the Notes) becomes due and payable prior to its stated maturity otherwise than at the option of the Company or the applicable subsidiary of the Company;

(ii)	any Indebtedness (other than the Indebtedness evidenced by the Notes) is not paid when due or within any originally applicable grace period; or

(iii)	the Company or any Material Subsidiary (as defined below) fails to pay when due or within any originally applicable grace period any amount payable by it under any present or future guarantee for, or indemnity in respect of, any indebtedness;

provided that the aggregate amount of the Indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this paragraph (iii) have occurred equals or exceeds EUR 3,000,000 or its equivalent.

(d)	Enforcement of Encumbrances: any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Company or any Material Subsidiary becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, administrative receiver, administrator manager, judicial manager or other similar person) provided that the aggregate amount secured by all such mortgages, charges, pledges, liens or other encumbrances equals or exceeds EUR 3,000,000 or its equivalent.

(e)	Cessation of Business: The Company ceases entirely to carry on its business.

(f)	Winding-up: An order is made or an effective resolution is passed for the winding-up (Fi: “selvitystila”), liquidation or dissolution of the Company or any of its Material Subsidiaries except for (i) actions which are frivolous (in Finnish “perusteeton”) or vexatious (Fi: “oikeuden väärinkäyttö”), or (ii) in the case of a Material Subsidiary, being conducted on a voluntary solvent basis.

(g)	Insolvency: The Company or any of its Material Subsidiaries (i) becomes insolvent or is unable to pay Indebtedness having an aggregate value of EUR 3,000,000 (or its market rate equivalent in any other currency) as it falls due; or (ii) an application is filed for the Company or any Material Subsidiary being subject to bankruptcy or re-organisation proceedings, or for the appointment of an administrator or liquidator of any of the Company’s or its Material Subsidiaries’ assets, save for any (x) actions which are frivolous (Fi: “perusteeton”) or vexatious (Fi: “oikeuden väärinkäyttö”) or (y) unless the Company or such Material Subsidiary has become subject to bankruptcy or reorganization proceedings or an administrator or liquidator has been appointed, such applications that are contested in good faith and as long as such application has not been finally and adversely adjudicated against the Company or its Material Subsidiary without any further right of appeal.

(h)

Offerings in excess of USD 95 million: The issuance or sale by the Company of Company securities results in the following amount exceeding a total of USD 95 million in the aggregate: (i) the gross proceeds to the Company from the U.S. Offering (as defined below) (which shall be deemed to include any gross proceeds that would become payable to the Company upon the exercise of the underwriters’ option to purchase additional shares in the U.S. Offering) and any other potential offerings in connection with the U.S. Offering, plus (ii) the gross

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proceeds to the Company from the issuance of convertible promissory notes to the Investors pursuant to the Subscription Agreement as well as to any existing shareholders, plus (iii) the gross proceeds to the Company from the issue of any other security on or following the date of the Subscription Agreement through the date of the Completion of the U.S. Offering.

(i)	Delisting: The delisting of the Company’s ordinary shares from the stock exchange maintained by NASDAQ OMX Helsinki Ltd or its successors (the “Helsinki Stock Exchange”).

For the purposes of these Terms and Conditions:

“Indebtedness” means interest bearing indebtedness (whether principal, premium, interest or other amounts) in respect of any notes, bonds or other debt securities or any borrowed money of the Company or any of its Material Subsidiaries.

“Material Subsidiary” means, at any time, Biotie Therapies Inc. and any subsidiary of the Company whose total assets (on a consolidated basis in case a subsidiary itself has subsidiaries) represent at least ten (10) per cent of the consolidated total assets of the Group (as defined below), as shown in the latest published audited or unaudited consolidated financial statements of the Company and its Subsidiaries, adjusted, however, to take account of any significant changes in circumstances resulting from any transfers between members of the Group or any acquisitions made by members of the Group since the date as of which such financial statements were prepared.

“U.S. Offering” means the closing of the first sale of ordinary shares of the Company or American depositary shares representing ordinary shares of the Company (“ADSs”) to the public in the United States in a firm-commitment underwritten public offering pursuant to an effective registration statement under the U.S. Securities Act of 1933 (as amended), resulting in at least USD 30 million of gross proceeds (before deduction of any fees and expenses connected with such offering) to the Company and in connection with which such shares or ADSs are listed on the Nasdaq Global Market.

“Completion of the U.S. Offering” means the date of the closing of the issuance and sale of the shares of the Company and/or ADSs to the underwriters in the U.S. Offering pursuant to the underwriting agreement therefor.

For the purposes of these Terms and Conditions, a “subsidiary” and the “Group” mean a subsidiary and a group within the meaning of Chapter 1, Section 6 of the Finnish Accounting Act (1336/1997, as amended).

2	Conversion of the Notes into New Shares

2.1	Conversion Right and Conversion Price

The Notes carry a right, and in certain situations as set forth in Clause 2.3 an obligation, for a Noteholder to convert them into New Shares (the “Conversion Right”) by setting off the Outstanding Amount represented by the Notes against the subscription price of EUR 0.15 per New Share (the “Conversion Price”). If the number of New Shares to be issued to a Noteholder would not be a whole number, it shall be rounded down to the next whole number of New Shares and the Company shall pay to the Noteholder an amount in cash equal to the portion of the Outstanding Amount that is not converted into New Shares.

The right to exercise the Conversion Right commences from the date of issuing the Notes and ends on the earlier of (i) the Completion of the U.S. Offering and (ii) the date of repayment of the Outstanding Amount under Clause 1.8 (the “Conversion Period”), after which date the Conversion Right will automatically expire without compensation.

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The number of shares in the Company may increase as a consequence of the Conversion Right by a maximum of 183,333,334 New Shares, subject to adjustment as described in these Terms and Conditions. The Conversion Price shall be booked in its entirety to the share capital of the Company.

2.2	Exercise of Conversion Right

Unless otherwise specifically provided under these Terms and Conditions, the Conversion Right may be exercised by validly executing and delivering to the Company a written notification of the conversion in the form set out in Exhibit (C). The Conversion Right shall be exercised by a Noteholder simultaneously with regard to all the Notes held by the Noteholder.

The New Shares to be issued on the basis of the Conversion Right validly exercised in accordance with this Clause 2.2 shall be notified for registration with the Finnish Trade Register without undue delay.

2.3	Automatic Conversion

If the Completion of the U.S. Offering does not result in the occurrence of an Event of Default, or if such Event of Default has been waived by the Requisite Noteholders, then, to the extent that Notes remain outstanding at the time of Completion of the U.S. Offering, the Notes will be automatically converted into New Shares at the time of Completion of the U.S. Offering by setting off the Outstanding Amount represented by the Notes against the Conversion Price (the “Automatic Conversion”). If Completion of the U.S. Offering results in the occurrence of an Event of Default and if such Event of Default has not been waived by the Requisite Noteholders, no Automatic Conversion shall occur. If the number of New Shares to be issued to a Noteholder in the Automatic Conversion would not be a whole number, it shall be rounded down to the next whole number of New Shares and the Company shall pay to the Noteholder an amount in cash equal to the portion of the Outstanding Amount that is not converted into New Shares. The exercise of the Automatic Conversion shall be confirmed in writing in the form set out in Exhibit (D) by the Noteholders and the Company.

The New Shares to be issued on the basis of the Automatic Conversion shall be notified for registration with the Finnish Trade Register without undue delay following the Completion of the U.S. Offering.

2.4	Conversion Forced by the Company

Provided that an Event of Default has not occurred and is not in continuance, the Company may in its sole discretion force the conversion of the Notes into New Shares at any time on or after 1 May 2016 by setting off the Outstanding Amount represented by the Notes against the Conversion Price (the “Forced Conversion”). If the number of New Shares to be issued to a Noteholder in the Forced Conversion would not be a whole number, it shall be rounded down to the next whole number of New Shares and the Company shall pay to the Noteholder an amount in cash equal to the portion of the Outstanding Amount that is not converted into New Shares. The exercise of the Forced Conversion shall be confirmed in writing in the form set out in Exhibit (E) by the Noteholders and the Company.

The New Shares to be issued on the basis of the Forced Conversion shall be notified for registration with the Finnish Trade Register without undue delay.

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2.5	Shareholder Rights

The New Shares issued upon the exercise of the Conversion Right or the Automatic Conversion will entitle the holder thereof to any possible dividend and to other shareholder rights upon their registration into the Finnish Trade Register.

2.6	Adjustment for Issuance of New Shares or Rights Entitling to Shares and Distributions

Should the Company prior to the end of the Conversion Period resolve on any (i) issue of new ordinary shares, stock options or other special rights entitling to shares in the Company to all shareholders (other than an issue of shares that is made in order to effect a subdivision or combination of shares within the meaning of Clause 2.8), (ii) payment of dividends to shareholders or distribution of assets from the fund for invested unrestricted equity, the share premium reserve or legal reserve (in Finnish: ylikurssi- tai vararahasto) or its share capital to the shareholders in the form of cash, securities or other property (other than cash dividend or an action resulting in adjustment pursuant to Clause 2.8 below) or (iii) the repurchase or redemption of any ordinary shares of the Company under Chapter 15 of the Finnish Companies Act (provided that such clause (iii) shall only apply to the extent that the Noteholders do not tender their Notes pursuant to Clause 2.9 (b) below), the Noteholders shall be entitled to an appropriate adjustment of the Conversion Price and/or the number and type of securities into which the Notes are convertible such that the economic rights of the Noteholders, including without limitation the value of the securities issuable upon conversion of the Notes, following such event shall be equal to the economic rights of the Noteholders prior to such event, as determined in good faith by the Board of Directors of the Company with the consent of the Requisite Noteholders not to be unreasonably withheld, provided that the consent of the Requisite Noteholders shall not be required for such adjustment if the Company shall give the Noteholders written notice of the event triggering such adjustment, together with the Company’s calculation of the resulting adjustment, at least ten (10) Business Days prior to the occurrence of such event and provide the Noteholders the opportunity to exercise the Conversion Right prior to the occurrence of such event and conditioned upon the occurrence of such event.

2.7	Adjustment for Reorganizations

Should the Company prior to the end of the Conversion Period resolve on any reorganization, recapitalization, reclassification, consolidation, merger or demerger that does not constitute an Acquisition (as defined below) and in which the Company’s ordinary shares are converted into or exchanged for securities, cash or other property (a “Reorganization”), the Noteholders shall, following such Reorganization, be entitled to receive upon conversion of the Notes the kind and amount of securities, cash or other property, if any, that the Noteholders would have been entitled to receive pursuant to such Reorganization had a conversion of the applicable Outstanding Amount of Notes taken place immediately prior to such Reorganization.

2.8	Adjustment for Stock Splits and Combinations

If the Company prior to the end of the Conversion Period effects a subdivision of its ordinary shares, the Conversion Price then in effect immediately before that subdivision shall be proportionately decreased. If the Company prior to the end of the Conversion Period combines its ordinary shares, the Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this Clause 2.8 shall become effective at the close of business in Finland on the date the subdivision or combination becomes effective.

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2.9	Rights of Noteholders in Certain Situations

(a)	If, prior to the end of the Conversion Period, the Company is placed into liquidation, the Noteholders shall have the right to exercise the Conversion Right pursuant to these Terms and Conditions during a fixed period of time to be determined by the Board of Directors of the Company of which the Company shall give the Noteholders written notice, provided that such period for exercise of the Conversion Right may not expire earlier than ten (10) Business Days following the date on which the Company sends the Noteholders notice of such fixed period determined by the Board of Directors and five (5) Business Days prior to completion of the liquidation of the Company; provided further than any exercise by the Noteholders of the Conversion Right may be conditioned upon the completion of the liquidation of the Company. Notwithstanding any other provisions in these Terms and Conditions, should the Company be deregistered from the Finnish Trade Register prior to the conversion of the Notes, the Noteholder shall have no right to exercise the Conversion Right.

(b)	If, prior to the end of the Conversion Period, the Company makes a resolution to acquire its own shares through a tender offer to all the shareholders or to acquire other special rights entitling to shares issued in one or more transactions that were related to the offering of the Notes (the “Related Offerings”) through a tender offer to all holders of such rights, the Company shall make an equal offer to the Noteholders in respect of the Notes. If the Company acquires stock options or special rights entitling to shares other than those issued in the Related Offerings, no measures will need to be taken in relation to the Notes.

(c)	If, prior to the end of the Conversion Period, the Company resolves to merge as the merging company or to demerge in connection with an Acquisition (as defined below), the Noteholders shall have the right to exercise the Conversion Right pursuant to these Terms and Conditions within a fixed period of time to be determined by the Board of Directors of the Company of which the Company shall give the Noteholders written notice, provided that such period for exercise of the Conversion Right may not expire earlier than ten (10) Business Days following the date on which the Company sends the Noteholders notice of such fixed period determined by the Board of Directors and five (5) Business Days prior to completion of the merger or demerger; provided further than any exercise by the Noteholders of the Conversion Right may be conditioned upon the completion of the merger or demerger. Upon the expiry of such exercise period the right to exercise the Conversion Right shall expire without compensation regardless of whether the Conversion Period would have ended by that time. Notwithstanding Chapter 16, Section 13 of the Finnish Companies Act with respect to a merger and Chapter 17, Section 13 of the Finnish Companies Act with respect to a demerger, the Noteholders shall not be entitled to demand the redemption of the Notes in relation to a merger or a demerger.

“Acquisition” means merger or demerger of the Company where the holders of the Company’s outstanding shares as of immediately before the transaction beneficially own less than a majority by voting powers of the outstanding shares of the surviving or successor entity as of immediately after the transaction (including without limitation a triangular merger).

(d)

If, prior to the end of the Conversion Period, a tender offer regarding all shares, stock options and other special rights issued by the Company is made by a party other than the Company or should a shareholder under the Finnish Securities

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Markets Act (746/2012, as amended) have the obligation to redeem the shares from the Company’s other shareholders, or to redeem the stock options or other special rights issued by the Company, or should a shareholder have under the Finnish Companies Act the right and obligation to redeem the shares from the Company’s other shareholders, then the Noteholders may, notwithstanding the transfer restriction set forth in Clause 1.7 above, transfer all of their Notes to such offeror or redeemer, as the case may be.

Should a shareholder under the Finnish Companies Act have the right to redeem the shares from the other shareholders of the Company, the Noteholders shall upon request by such shareholder have a corresponding obligation to transfer all of their Notes for redemption (i.e. the right to exercise the Conversion Right shall in this situation expire regardless of whether the Conversion Period would have ended by that time).

The Board of Directors may at its discretion in any of the situations mentioned in this Clause 2.9 (d), also give the Noteholders an opportunity (which for the avoidance of doubt shall not foreclose the Noteholders from converting the Notes into the securities or other property into which they would otherwise have been able to convert the Notes) to exercise their Conversion Right or to convert the Notes into equity issued by the offeror or redeemer, as the case may be, on such terms and within such reasonable time period prior to the completion of the tender offer or redemption, as resolved by the Board of Directors. At the expiry of this time period set by the Board of Directors and provided that the offeror’s or redeemer’s, as the case may be, shareholding in the Company based on the final results of the tender offer exceeds nine tenth (9/10) of all outstanding shares in the Company, any Conversion Right shall be suspended until arbitration proceedings have become pending under Chapter 18, Section 4 of the Finnish Companies Act.

2.10	Notice of Adjustments

Not less than ten (10) Business Days prior to the record date or effective date, as the case may be, of any action which requires or might require an adjustment or readjustment of the Conversion Price or the number, amount or type of securities or other assets issuable upon conversion of the Notes, the Company shall give notice to the Noteholders of such event, describing such event in reasonable detail and specifying the record date or effective date, as the case may be, and, if determinable, the required adjustment and computation thereof. If the required adjustment is not determinable as the time of such notice, the Company shall give notice to the Noteholders of such adjustment and computation as soon as reasonably practicable after such adjustment becomes determinable.

3	Other Terms

3.1	Noteholders’ Meeting

The Company may convene a meeting of Noteholders (a “Noteholders’ Meeting”) to resolve on amendments to these Terms and Conditions or other matters as specified below. Upon the request of the holders of not less than 20 per cent of the Outstanding Amount, the Company shall convene a Noteholders’ Meeting on the date specified by the Noteholders in such request, provided that such date may not be earlier than ten (10) Business Days following the date of such request.

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The Company shall deliver the notice of a Noteholders’ Meeting in accordance with this Clause 3.1 no later than five (5) Business Days prior to the meeting. The notice shall specify the time, place and agenda of the meeting as well as any action required on the part of a Noteholder to attend the meeting. No matters other than those referred to in the notice may be resolved upon at the Noteholders’ Meeting. A Noteholders’ Meeting shall be held in London, UK or such other location as may be agreed between the Company and the Requisite Noteholders, and its chairman shall be appointed by the Company.

A Noteholders’ Meeting shall constitute a quorum only if one (1) or more Noteholders holding in aggregate fifty (50) per cent or more of the Outstanding Amount are present at the meeting.

Voting rights of Noteholders shall be determined according to the Outstanding Amount of Notes held.

A representative of the Company and a person authorised to act for the Company may attend and speak at a Noteholders’ Meeting.

A Noteholders’ Meeting shall be entitled by a majority of the votes cast to make the following decisions that shall be binding on all Noteholders:

(xxxix)	amending of these Terms and Conditions;

(xl)	granting a temporary waiver regarding the obligations of the Company under these Terms and Conditions;

(xli)	decrease the Outstanding Amount;

(xlii)	amend the requirements for the constitution of a quorum at a Noteholders’ Meeting; or

(xliii)	amend the majority requirements of the Noteholders’ Meeting.

The consents can be given at a Noteholders’ Meeting or by other verifiable means.

Resolutions passed at a Noteholders’ Meeting in accordance with this Clause 3.1 shall be binding on all Noteholders irrespective of whether they have been present at the Noteholders’ Meeting. Resolutions passed at a Noteholders’ Meeting shall be notified to the Noteholders in accordance with Clause 3.4.

The Company may also instigate a written procedure, and upon the request of the holders of not less than 20 per cent of the Outstanding Amount shall instigate a written procedure, (“Written Procedure”) by sending a written communication (“Communication”) to each person who is registered as a Noteholder on the date on which the Communication is sent. The Communication shall include:

(i)	each request for a decision by the Noteholders;

(ii)	a description of the reasons for each request;

(iii)	a specification of the Business Day at the end of which a person must be registered as a Noteholder in order to be entitled to exercise voting rights;

(iv)	instructions and directions on where to receive a form for replying to the request (such form to include an option to vote yes or no for each request) as well as a form of power of attorney; and

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(v)	the stipulated time period within which the Noteholder must reply to the request (such time period to last at least fifteen (15) Business Days from the Communication).

If the voting is to be made electronically, instructions for such voting shall be included in the Communication.

When a consent from Noteholders representing (50) per cent or more of the Outstanding Amount has been received in a Written Procedure, the relevant resolution shall be deemed to be adopted by and binding on all the Noteholders even if the time period for replies in the Written Procedure has not yet expired.

Any amendment of these Terms and Conditions that according to the Finnish Companies Act requires the approval of the General Meeting of Shareholders of the Company enters into force only upon such approval having been received.

3.2	Amendments of a Technical Nature

The Company shall have the right in its discretion to resolve upon all other matters related to the Notes as well as to amend the technical procedures relating to the Notes in respect of payments, conversion of the Notes under Clause 2 or other similar matters, provided, in each case, that such actions, resolutions or amendments are not prejudicial to the Noteholders.

3.3	Government Approvals and Listing of New Shares

The Company will, at its own expense, use its best efforts to (a) obtain and keep effective any and all permits, consents and approvals of governmental agencies and authorities which may from time to time be required of the Company in order to satisfy its obligations under these Terms and Conditions and (b) take all action which may be necessary for the admission of the New Shares issuable upon conversion of the Notes for trading on the Helsinki Stock Exchange on or before the earliest of (i) the U.S. Offering, (ii) the listing by the Company of other ordinary shares on the Helsinki Stock Exchange or its successors, however, provided that the admission of the New Shares would not require additional documentation (including, but not limited to, the publication of a prospectus under the Finnish Securities Markets Act) by the Company and (iii) the date six (6) months from the issue of New Shares.

3.4	Notices

All notices related to the Notes by the Company shall be sent by express courier or e-mail to the addresses provided to the Company by the respective Noteholders. The notices related to the Notes to the Company may be sent by express courier or e-mail to:

Biotie Therapies Corp.

address: Joukahaisenkatu 6, 20250 Turku, Finland

e-mail: warrants@biotie.com

attention: David Cook

A notice made in accordance with the above shall be deemed to have been received by its recipient on (i) the fifth (5th) Business Day after the day of sending if sent by express courier, or (ii) on the day of transmission if sent by e-mail, provided that a confirmation of successful transmission has been obtained from the recipient.

3.5	Prescription

In case any payment under the Notes has not been claimed by the respective Noteholder entitled to this payment within three (3) years from the original due date thereof, the right to

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such payment shall be forfeited by the Noteholder and the Company shall be permanently free from such payment.

3.6	Governing Law and the Settlement of Disputes

These Terms and Conditions shall be governed by and construed in accordance with Finnish law. Any dispute, controversy or claim arising out of or relating to these Terms and Conditions, or the transactions contemplated hereby, or the breach, termination or validity thereof shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators appointed in accordance with the said Rules. The place of the arbitration shall be Zurich, Switzerland. The language of the arbitration shall be English. At any time, a party may seek or obtain preliminary, interim or conservatory measures from the arbitrators or from a court.

3.7	Force Majeure

The Company shall not be responsible for any losses of the Noteholders resulting from its failure to comply with the terms of these Terms and Conditions due to:

(i)	action of any authorities, war or threat of war, rebellion or civil unrest;

(ii)	disturbances in postal, telephone or electronic communications or the supply of electricity which are due to circumstances beyond the reasonable control of the Company and that materially affect operations of any of them;

(iii)	any interruption of or delay in any functions or measures of the Company as a result of fire or other similar disaster; or

(iv)	any other similar force majeure or hindrance which makes it unreasonably difficult to carry on the activities of the Company.

3.8	U.S. Tax Matters

(a)	Information Reporting. The Company shall at any time upon the reasonable request of a Noteholder and as soon as practicable deliver any information reasonably requested by any Noteholder in order to assist such Noteholder or any person who is a direct or indirect beneficial owner of such Noteholder with the preparation of its tax returns, complying with reporting obligations under the United States Internal Revenue Code of 1986, as amended (the “Code”) (including, without limitation, pursuant to Sections 6038, 6038B, or 6038D of the Code and the rules and Treasury Regulations promulgated thereunder) and other obligations under the Code or any other applicable tax laws, or obtaining any benefit pursuant to the Code or other applicable tax laws; provided, however, that with respect to this Clause 3.8(a) the Company shall not be required to provide any (i) information not readily available to the Company without the incurrence of significant cost or expense unless the requesting Noteholder agrees to reimburse the Company for any incremental cost or expense incurred in collecting, preparing and/or delivering such information to such Noteholder; or (ii) any information that would constitute inside information under applicable laws and regulations.

(b)

Passive Foreign Investment Company. The Company shall: (i) as soon as practicable using commercially reasonable efforts after the end of each calendar year, examine its status as a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the Code, and the PFIC status of its subsidiaries, in consultation with its tax advisors and promptly notify each

12 (14)

Noteholder of such PFIC statuses, (ii) as each such Noteholder may reasonably request, provide any assistance and information necessary to determine whether the Company or any of its subsidiaries is a PFIC and (iii) in respect of each calendar year which the Company or any of its subsidiaries is or reasonably may be determined to be a PFIC in the opinion of the Company (in consultation with its tax advisors) or any Noteholder, as soon as practicable using commercially reasonable efforts after the end of each calendar year, make available the statements and information (including, without limitation, a valid PFIC Annual Information Statement prepared in accordance with the provisions of the Code and Treasury Regulations promulgated thereunder, which Annual Information Statement shall include the Noteholder’s share of the ordinary earnings and net capital gain as provided in Section 1293(e) of the Code) necessary to enable a Noteholder and any person who is a direct or indirect beneficial owner of such Noteholder to comply with all provisions of the Code with respect to PFICs, including but not limited to, making and complying with the requirements of a “Qualified Electing Fund” election (a “QEF Election”) pursuant to Section 1295 of the Code or filing a “protective statement” pursuant to Section 1.1295-3 of the Treasury Regulations with respect to the Company or any of its subsidiaries, as applicable.

(c)	Controlled Foreign Corporation.

(i)	The Company shall: (i) as soon as practicable using commercially reasonable efforts after the end of each calendar year, examine its “controlled foreign corporation” status as defined in Section 957 of the Code and the Treasury Regulations thereunder (“CFC”) and the CFC status of its subsidiaries in consultation with its tax advisors and shall immediately notify each Noteholder if, based on the information known to the Company, the Company believes that it or any of its subsidiaries was a CFC for such calendar year, (ii) as a Noteholder may reasonably request, provide assistance and the information necessary to determine whether the Company or any of its subsidiaries is a CFC, and (iii) in respect of each calendar year for any portion of which the Company or any of its subsidiaries is or may be deemed a CFC in the reasonable opinion of the Company (in consultation with its tax advisors) or any Noteholder, as soon as practicable using commercially reasonable efforts after the end of the calendar year, as the case may be, make available the information necessary to enable each Noteholder (and any person who is a direct or indirect beneficial owner of such Noteholder) that is a “U.S. Person” of the Company (as defined below) to comply with all CFC reporting and other requirements of the Code with respect to the Company or its subsidiaries. In the event that the Company or any of its subsidiaries is determined by counsel or accountants for any Noteholder to be a CFC as defined in the Code, the Company agrees to use commercially reasonable efforts, to the extent not inconsistent or incompatible with the Company’s, or if applicable, any subsidiary’s, current or intended business operations, plans or objectives, to avoid generating Subpart F Income (as defined below).

(ii)

If it is determined, either by the Company or by any Noteholder or any taxing authority, that the Company or any subsidiary is or reasonably may be a CFC for any calendar year, the Company shall, as soon as practicable using commercially reasonable efforts after the end of such calendar year, determine, and make available to each Noteholder a written report of the amount and character of any Subpart F Income, any

13 (14)

Section 956 Amount (as defined below) and earnings and profits (as determined for U.S. federal income tax purposes) generated by such entity during such calendar year and the amount of each such Noteholder’s pro rata portion of such Subpart F Income and Section 956 Amount. For purposes of this Clause 3.8, “U.S. Person” means any “United States person” as defined in Section 7701(a)(30) of the Code and the Treasury Regulations thereunder, “Subpart F Income” means “subpart F income” as defined in Section 952 of the Code and the Treasury Regulations thereunder, and “Section 956 Amount” means any amount described in Sections 951(a)(1)(B) and 956 of the Code and the Treasury Regulations thereunder.

(d)	The Company (including with respect to the rule set forth in Section 385 of the Code) and the Noteholders agree to treat the Notes, notwithstanding their description as “convertible promissory notes,” as equity for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(e)	This Clause 3.8 shall remain applicable at all times while the Noteholders own Notes.

3.9	Other Matters

By subscribing for the Notes, the Noteholders undertake to adhere to these Terms and Conditions. These Terms and Conditions have been drafted in Finnish and English. In case of any discrepancy between the Finnish and English versions of these Terms and Conditions, the English language version shall prevail.

The Noteholders shall be solely responsible for any taxes, duties and other such payments possibly incurred by the Noteholders in relation to receiving the Notes and the subscription of any New Shares under these Terms and Conditions.

14 (14)

Exhibit (A)

Form of Accredited Investor Certification

The undersigned represents and warrants to Biotie Therapies Corp. (the “Company”) in connection with the transfer or pledge of promissory notes (“Notes”) convertible into shares, no par value, of the Company (“Shares”), to the undersigned, or in connection with the conversion of Notes into Shares to be subscribed for by the undersigned, that the undersigned fits within each category marked below, and that for any category marked, it has truthfully set forth any description required as provided for below. The undersigned agrees to furnish any additional information that the Company deems necessary in order to verify the answers set forth below.

(PLEASE MARK EACH CATEGORY APPLICABLE TO YOU)

☐	The undersigned is an individual (not a partnership, corporation, etc.) whose individual net worth, or joint net worth with his or her spouse, presently exceeds $1,000,000.

Explanation. In calculating net worth, you may include equity in personal property, real estate, cash, short-term investments, stock and securities. Please follow these guidelines in calculating the value of your principal residence: (i) you may not include equity in your principal residence as an asset; (ii) you may exclude indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence on the date hereof from the calculation of liabilities (unless the amount of such indebtedness outstanding on the date hereof exceeds the amount outstanding 60 days before the date hereof, other than as a result of the acquisition of the primary residence, in which case the excess should be included in the calculation of liabilities); and (iii) you should include indebtedness that is secured by your principal residence in excess of the fair market value of the primary residence on the date hereof in the calculation of liabilities.

☐	The undersigned is an individual (not a partnership, corporation, etc.) who had an income in excess of $200,000 in each of the two most recent years, or joint income with his or her spouse in excess of $300,000 in each of those years (in each case, including foreign income, tax exempt income and full amount of capital gains and losses, but excluding any income of other family members and any unrealized capital appreciation), and has a reasonable expectation of reaching the same income level in the current year.

☐	The undersigned is a director or executive officer of the Company.

☐	The undersigned is either: (a) a bank as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the “Act”); (b) a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act, whether acting in its individual or fiduciary capacity; (c) a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; (d) an insurance company as defined in Section 2(13) of the Act; (e) an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of the Act; (f) a small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; (g) a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such a plan has total assets in excess of $5,000,000; or (h) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are “accredited investors,” as defined in Rule (501)(a) promulgated under the Act.

(describe entity)

1 (2)

☐	The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

(describe entity)

☐	The undersigned is an organization within the meaning of Section 501(c)(3) of the Internal Revenue Code, a corporation, a business trust, or a partnership, not formed for the specific purpose of acquiring the Common Shares, with total assets in excess of $5,000,000.

(describe entity)

☐	The undersigned is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Common Shares, whose investments are directed by a “sophisticated person” as described in Rule 506(b) (2)(ii) promulgated under the Act.

☐	The undersigned is an entity, all the equity owners of which are “accredited investors” within one or more of the above categories. If relying upon this category alone, each equity owner must complete a separate copy of this Certificate.

(describe entity)

THE UNDERSIGNED UNDERSTANDS THAT THE COMPANY WILL RELY ON THE FOREGOING REPRESENTATIONS TO, AMONG OTHER THINGS, MAINTAIN THE EXEMPTION FOR THE ISSUANCE OF NOTES OR SHARES FROM THE REQUIREMENT TO REGISTER SUCH NOTES OR SHARES UNDER THE U.S. SECURITIES ACT.

The answers to the foregoing questions are correctly stated to the best of my knowledge, information and belief. I hereby agree to notify the Company promptly of any changes in the foregoing information.

Dated:

Name of Investor:

Signature of Authorized Signatory of Investor:

Name of Authorized Investor:

Title of Authorized Investor:

2 (2)

Exhibit (B)

Form of Note Assignment

To: Biotie Therapies Corp.

Reference is made to the terms and conditions dated [            ] 2015 and concerning the issuance of Notes by Biotie Therapies Corp. (the “Terms and Conditions”). The capitalised terms used herein shall have the same meanings as in the Terms and Conditions.

[NOTE: IF THE FORM CONCERNS TRANSFER, THE FOLLOWING SHALL BE INCLUDED]

FOR VALUE RECEIVED                      (the “Assignor”) hereby notifies that it has undertaken to sell, assign and transfer all of the rights of the Assignor under the Notes to the Assignee(s) as set forth below:

Name(s) of Assignee(s)	Assignee(s) Contact Information	Number of Notes	Principal amount of the Notes

All notices to be given by the Company to the Assignor as Noteholder shall be sent to the Assignee(s) at the above listed address(es).

[NOTE: IF THE FORM CONCERNS PLEDGE, THE FOLLOWING SHALL BE INCLUDED]

                     (the “Pledgor”) hereby notifies that it has undertaken to irrevocably and unconditionally pledge [with first priority all of the rights of, title to and other interests in] the Notes to the Pledgee(s) as set forth below:

Name(s) of Pledgee(s)	Number of Notes Pledged	Principal amount of the Notes

[NOTE: THE BELOW SHALL BE INCLUDED IN ALL FORMS]

Place and date:

Name of the [Assignor / Pledgor]:

By: Title:	By: Title:

1 (2)

The above [assignment / pledge] is acknowledged and accepted.

Place and date:

BIOTIE THERAPIES CORP.

By: Title:

2 (2)

Exhibit (C)

Form of Conversion Notification

To: Biotie Therapies Corp.

Reference is made to the terms and conditions dated [            ] 2015 and concerning the issuance of convertible notes by Biotie Therapies Corp. (the “Terms and Conditions”). The capitalised terms used herein shall have the same meanings as in the Terms and Conditions.

The undersigned Noteholder hereby converts to New Shares all of the Notes held by it pursuant to Clause 2.2 of the Terms and Conditions. The Noteholder represents and warrants that this Conversion Notification has been duly signed and constitutes a valid and binding act by the Noteholder to irrevocably effect the conversion of all the Notes held by it.

Number of Notes held and to be converted:

Place and date:

Name of the Noteholder:

By: Title:	By: Title:

The above Conversion Notification is acknowledged and accepted.

Place and date:

BIOTIE THERAPIES CORP.

By: Title:

1 (1)

Exhibit (D)

Form of Confirmation of Automatic Conversion

[Noteholder]	[date]
Att: [ ]
[Address]
[Address]
[Address]

Reference is made to the terms and conditions dated [             ] 2015 and concerning the issuance of convertible notes by Biotie Therapies Corp. (the “Terms and Conditions”). The capitalised terms used herein shall have the same meanings as in the Terms and Conditions.

This is to inform you that as the U.S. Offering has been completed on [date], the Automatic Conversion pursuant to Clause 2.3 of the Terms and Conditions has taken place and consequently the below mentioned Notes held by you prior to the Automatic Conversion will be converted to New Shares. The New Shares will be registered on or about [date] to the securities account to be provided by you when returning this notice to the Company.

Number of Notes converted:

Number of New Shares to be issued:

Outstanding Amount:	EUR

Securities account no. for issue of New Shares:

BIOTIE THERAPIES CORP.

By:
Title:

The above confirmation is acknowledged and accepted.

Place and date:

[NAME OF THE INVESTOR]

By:	By:
Title:	Title:

1 (1)

Exhibit (E)

Form of Notice of Forced Conversion

[Noteholder]	[date]
Att: [ ]
[Address]
[Address]
[Address]

Reference is made to the terms and conditions dated [             ] 2015 and concerning the issuance of convertible notes by Biotie Therapies Corp. (the “Terms and Conditions”). The capitalised terms used herein shall have the same meanings as in the Terms and Conditions.

This is to inform you that the Company has resolved to use its right under Clause 2.4 of the Terms and Conditions to force the conversion of the Notes held by the Noteholders into New Shares on or about [date] and consequently the below mentioned Notes held by you prior to the Forced Conversion will be converted into New Shares. The New Shares will be registered on or about [date] to the securities account to be provided by you when returning this notice to the Company.

Number of Notes converted:

Number of New Shares to be issued:

Outstanding Amount:	EUR

Securities account no. for issue of New Shares:

BIOTIE THERAPIES CORP.

By:
Title:

The above confirmation is acknowledged and accepted.

Place and date:

[NAME OF THE INVESTOR]

By:	By:
Title:	Title:

1 (1)